UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 4, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Results of the annual general meeting of Sasol held on 4 December 2015


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL	NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code: 	JSE : SOLBE1
Sasol BEE Ordinary ISIN code: 	ZAE000151817
("Sasol" or "the Company")


Results of the annual general meeting of Sasol held on 4 December 2015

Sasol shareholders are advised that the results of the business conducted at the annual general meeting held on Friday, 4 December 2015 at the Hyatt Regency Hotel, 191 Oxford Road, Rosebank, Johannesburg, South Africa are as follows:

- Total number of Sasol's ordinary shares in issue is 679 731 562;

- Total number of Sasol's ordinary shares in issue excluding 8 809 886 treasury shares, being those ordinary shares which are not entitled to vote at the annual general meeting as at the voting record date of Friday, 27 November 2015, is 670 921 676("Total Votable Ordinary Shares");

- Total number of ordinary shares in the share capital of Sasol voted in person or by proxy was 522 521 402, being 77% of Sasol's issued share capital and 78% of the Total Votable Ordinary Shares;

- The total number of shares that abstained from voting did not exceed 3% of the total issued share capital.

1. The audited annual financial statements of the Company and of the Sasol group, including the reports of the directors, external auditors, audit committee and the nomination, governance, social and ethics committee for the financial year ended 30 June 2015 were presented.

2. Ms V N Fakude, Dr M S V Gantsho, Ms I N Mkhize and Mr S Westwell retired by rotation at the meeting in terms of clause 22.2.1 of the Company's Memorandum of Incorporation ("Sasol's MOI") and were re-elected individually for a further term of office:

			 Total shares voted
						  Shares abstained
Directors      For    Against Number       %(1)   %(1)
	       (%)    (%)
V N Fakude     99,88  0,12    521 238 905  76.68  0,19
M S V Gantsho  99,91  0,09    521 079 126  76.66  0,21
I N Mkhize     99,89  0,11    521 237 026  76.68  0,19
S Westwell     99,97  0,03    521 239 697  76.68  0,19

3. PricewaterhouseCoopers Incorporated was automatically re-appointed as the independent auditor of the Company until the next annual general meeting in terms of section 90(6) of the Companies Act, 2008 ("the Act") and it was noted that Mr Pieter Hough would be the individual registered auditor who would undertake the audit of the Company for the financial year ending 30 June 2016.

4. The members of the audit committee, Mr C Beggs, Ms N N A Matyumza,
Ms I N Mkhize, Mr M J N Njeke and Mr S Westwell were elected individually for the financial year ending 30 June 2016 in terms of sections 94(4) and 94(5) of the Act, read with Regulation 42 of the Companies Regulations, 2011:

			Total shares voted

						    Shares abstained
Directors	For    Against  Number	     %(1)   %(1)
		(%)    (%)
C Beggs		99,97  0,03 	521 244 803  76.68  0,19
N N A Matyumza	99,98  0,02	521 243 579  76.68  0,19
I N Mkhize	99,83  0,17	521 241 510  76.68  0,19
M J N Njeke	97,51  2,49	521 078 884  76.66  0,21
S Westwell	99,95  0,05	521 246 465  76.68  0,19

5. Advisory endorsement on the Company's remuneration policy for the year ending 30 June 2016 was obtained:

	Total shares voted

					Shares abstained
For 	Against	 Number		%(1)	%(1)
(%)	(%)
93,30	6,70	 521 255 380	76.69	0,19

6. Special Resolution number 1 approving the remuneration payable by the company to the resident non-executive directors of the company for their services as directors with effect from 1 July 2015, was approved:

	Total shares voted

					Shares abstained
For 	Against	 Number		%(1)	%(1)
(%)	(%)
97,78	2,20	 521 508 842	76.72	0,15

7. Special Resolution number 2 to authorise the Board to approve the general repurchase by the Company or purchase by any of its subsidiaries of any of its subsidiaries, of any of the Company's ordinary shares and/or Sasol BEE ordinary shares was passed:

	Total shares voted

					Shares abstained
For 	Against	 Number		%(1)	%(1)
(%)	(%)
99,54	0,46	 521 334 719	76.70	0,18

8. Special Resolution number 3 to authorise the Board to approve, when any general repurchase by the Company takes place in accordance with special resolution number 2, the purchase by the Company of its issued shares from a director and/or a prescribed officer of the Company, and/or person related to a director or prescribed officer of the Company was passed:

	Total shares voted

					Shares abstained
For 	Against	 Number		%(1)	%(1)
(%)	(%)
99,59	0,41	 521 514 872	76.72	0,15


Notes:
(1) Expressed as a percentage of 679 731 562 Sasol ordinary shares in issue as at the Voting Record Date.


4 December 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date December 4, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary